

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2010

KSW, Inc.
Richard W. Lucas, Chief Financial Officer
37-16 23rd Street
Long Island City, NY 11101

     Re: **KSW, Inc.**
              Form 10-K for the year ended December 31, 2009 filed March 19, 2010
              File No. 1-32865

Dear Mr. Lucas:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

     You may contact Mindy Hooker at (202) 551-3732, Hagan Ganem at (202) 551-3330, Jay Ingram at (202) 551-3397 or me at (202) 551-3768 if you have questions regarding our review of your filings.

                         Sincerely,

                         John Cash
                         Branch Chief